EXHIBIT 99.1

TRANSCRIPT – FOURTH QUARTER 2023 RESULTS

CONFERENCE CALL

MARCH 7, 2024

10:00 AM ET

C O R P O R A T E P A R T I C I P A N T S

Andres Ocampo, Chief Executive Officer

Jaime Caballero, Chief Financial Officer

Augusto Zubillaga, Chief Technical Officer

Martin Terrado, Chief Operating Officer

James Deckelman, Chief Exploration Officer

Stacy Steimel, Shareholder Value Director

C O N F E R E N C E C A L L P A R T I C I P A N T S

Roman Rossi, Canaccord Genuity

Stephane Foucaud, Auctus Advisors

Daniel Guardiola, BTG Pactual

P R E S E N T A T I O N

Operator

Good morning, and welcome to the GeoPark Limited Conference Call, following the results announcement for the fourth quarter ended December 31, 2023.

If you do not have a copy of the press release, it is available at the Invest with Us section on the company's corporate website at www.geopark.com. A replay of today's call may be accessed through this website in the Invest with Us section of the GeoPark corporate website.

Before we continue, please note that certain statements contained in the results press release and on this conference call are forward-looking statements rather than historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.

With respect to such forward-looking statements, the company seeks protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include a variety of factors, including competitive developments and risk factors listed from time to time in the company's SEC reports and public releases. Those lists are intended to identify certain principal factors that could cause actual results to differ materially from those described in the forward-looking statements but are not intended to represent a complete list of the company's business. All financial figures included here were prepared in accordance with the IFRS and stated in the U.S. dollars unless otherwise noted. Reserves figures correspond to PRMS standards.

On the call today from GeoPark is Andrés Ocampo, Chief Executive Officer; Jaime Caballero, Chief Financial Officer; Augusto Zubillaga, Chief Technical Officer; Martin Terrado, Chief

Operating Officer; James Deckelman, Chief Exploration Officer; and Stacy Steimel, Shareholder Value Director.

And now I'll turn the call over to Mr. Andrés Ocampo, Mr. Ocampo, you may begin.

Andres Ocampo

Chief Executive Officer

Good morning, and thank you for joining our fourth quarter and full year 2023 conference call. We have recently celebrated our 10-year anniversary of listing on the New York Stock Exchange and we're thankful for the more than 2,000 shareholders and bondholders and the many others that have joined us in this journey and look forward to continuing delivering results over the next 10 years.

GeoPark had a strong finish in 2023 where operational results during the fourth quarter allowed us to recover volumes, replenish 2P reserves and build a healthier balance sheet. We invested $200 million in capital expenditures during 2023 to drill 48 gross wells, resulting in a 2P reserve replacement ratio of 110% and average production annually of 36,500 barrels of oil per day equivalent. Thanks to the restoration of production from the Indico-6 and 7 wells in the CPO-5 block in September and boosted by the more than 5,500 new gross barrels added from our successful exploration drilling campaign -- we were able to increase our fourth quarter production to an average of 38,400 barrels of oil equivalent per day, which is 10% higher than the third quarter.

For the full year 2023, GeoPark generated $452 million in Adjusted EBITDA, down 16% compared to 2022, following lower prices and production. These results also reflect lower operating and administrative costs and lower hedge losses. Every dollar invested on our assets returned 2.3x Adjusted EBITDA proving the quality of our asset base and consistent capital efficiency. We ended the year with a significant cash position of $133 million further illustrating our financial quality.

Our net leverage of 0.8x was well below our long-term target of 1 to 1.5x Adjusted EBITDA, and we have no principal maturities due until 2027. We ended 2023 with a net income of $111 million, the equivalent of approximately $2 per share. Our financial performance allowed us to continue returning cash to our shareholders with a 13% capital return yield or a $61 million balance between buybacks and dividends.

We continue to invest as one of our top priorities in our ESG+ that we call SPEED initiatives and efforts with great results and recognition, mainly on carbon intensity as well as in governance. We were upgraded by MSCI to a AA rating, placing us in the ESG Leader bracket for the first time. That is also a significant improvement over our initial single B rating back in 2018. We have also recently embarked on that journey with the Carbon Disclosure Project, CDP, Climate Change participating for the second year in a row and achieving an upgrade to B from C.

Internally, we completed a double materiality exercise to fine-tune our sustainability strategy and a thorough human rights risk impact assessment for our operations in Colombia. The action plans resulting from this proactive exercise will continue to make us a better company and a better partner for employees, neighbors, authorities and investors.

Looking ahead, at the end of last year and the beginning of this year, we had encouraging results in our CPO-5 block with the Halcon 1 well and the Perico 1 well both which tested oil, proving our team thesis of a potential continuation of the Tigana, Jacana oil play into the northern part of the CPO-5 block. These were long-awaited results, and we're excited and encouraged by these wells so far. We expect to continue operating and derisking this new play going forward.

We are also having encouraging results in Ecuador with oil production being tested at Perico Norte-5 well, which means 4 out of 4 successful wells in this new U-sand play developed by our team. Same in the Llanos exploration acreage where more wells and more production are expected to come from the 4 new discoveries of last year. In the core Llanos 34 block, we continue with the horizontal drilling campaign as well as expanding our water flooding project with more injector wells being added.

As part of our disciplined capital allocation process, our own shares are currently offering a unique opportunity for repurchase, which is why we announced our intention to commence a modified Dutch Auction tender to buy up to $50 million of GeoPark shares following our view that the current market value of GeoPark does not properly reflect the intrinsic net value of our assets. We also believe that the current market environment and financial health of the company provides ample headroom to execute this great investment while continuing to achieve our long-term goals.

We continue to assess other opportunities to grow and improve our underlying business performance. Our goal is very simple: deliver more energy, more value and more shared prosperity. We're ready for and excited about our next 10 years on the New York Stock Exchange, and thank you for your support and trust during this journey. We look forward to reporting on our progress throughout the year, and we'll be happy now to answer any of your questions.

Operator

First question comes from Stephane Foucaud from Auctus Advisors

Stephane Foucaud

Auctus Advisors

I’ve got a few. First, I think you touched base around operation. I was wondering whether you could provide maybe some more color. We’re expecting a few things in terms of news flow in Q1. I’m thinking about well test results at Halcon 1, Zorzal Este 2. So I was wondering in Ecuador whether there's been any update or something worthwhile to share on those?

Then on the horizontal well at Llanos 34, how are things at the moment? Is it tracking performance better than expected, it’d be also curious to have a view of you given it’s quite important for production. And then 2 perhaps simple accounting question. I saw in the account that there was an impairment I think, of $13 million. I wonder what is that, maybe Chile, maybe not. And there was also a write-off of $8 million for exploration. Also, I don't think there was any exploration negative results in Q4. So I was wondering what that was about?

Augusto Zubillaga

Chief Technical Officer

Hi Stephane, this is Zubi. So I’m going to take the horizontal well question. So far, we have already drilled 7 horizontals wells in Llanos 34 in the Mirador formation in the Tigana field. So horizontal wells represent more than 20% of the production of Llanos 34. So it’s around 10,500 barrels of oil per day.

Currently, we are drilling the first horizontal well in the Jacana field in the Mirador formation. So looking forward, we will continue with the horizontal well drilling campaign mainly in the

Mirador formation, and we also have a well planned in the Guadalupe formation. So on one line, we will be drilling between 5 to 7 more wells this year. And in parallel, we’ll continue looking for ways to optimize drilling and completion costs. Since the first well, we improved drilling and completion time by 30% and cost by 40%.

Martin Terrado

Chief Operating Officer

So Stephane, good morning, this is Martin Terrado, and I’ll take the question on Halcon and Zorzal Este 2 and then let Jaime go over the impairment question. So for Halcon, basically, you’re talking about CPO-5. So we have 2 wells, Halcon 1 and Perico 1. Halcon is right now producing about 120 barrels of oil per day with about 40% water cut. This well compared to Perico has lower production, and I’ll share a little bit what we’re seeing.

In contrary, Perico is a much better well, producing 630 barrels of oil per day with less than 10% water cut. And when you look at the logs, Halcon has around 25 to 30 feet of net pay versus Perico 10 feet. What has happened in Halcon is that the well was drilled and completed, but the operator had about 30 days of delay to put the well on production. So completion fluid was in the hole for about 30 days and through build-ups, we confirmed that the well is damaged.

So although the production of the well is not what we wanted and what we expected compared to the logs, we know the oil is there, and we’re really encouraged. Furthermore, the rig that is drilling right now Indico-3 probably has about 25 to 30 more days to go, and it will go back to this extension of Jacana and Tigana to drill the well Cisne. So we’re very excited about those results, and Halcon has an operational setback that we’re discussing with the operator.

Concerning Zorzal, in Zorzal, the Zorzal 1 continues to be stable, about 660 barrels of oil per day, 4% water cut, beautiful API gravity of 33. So that one is doing good. When we drilled Zorzal 2, we did hit a spot and they were evaluating because the productivity of that well is coming with high water cut. So we’re looking at that well in particular. That said, again, on the Zorzal discovery, we’re looking at further appraisals later in the year.

Andres Ocampo

Chief Executive Officer

And potentially maybe even a workover on the well.

Jaime Caballero

Chief Financial Officer

Stephane, this is Jaime. Thanks for the question. I’m going to cover the two angles. The $13.3 million impairment that you saw effectively is associated with Chile, as you rightly hypothesized. And it’s basically the difference between the transaction that we did and what we had in the books at the time. The write-offs that you’re seeing in the fourth quarter is $8 million is associated to a well in Llanos 87, the Tororoi well. Those are the 2 points. Thank you.

Andres Ocampo

Chief Executive Officer

It was a well from last year that flowed noncommercial volumes. And so we took time to analyze and evaluate and then ended up deciding to plug and abandon the well. That’s why you see the write-off now and not before.

Operator

The next question goes to Roman Rossi of Canaccord

Roman Rossi

Canaccord Genuity

Congrats on this great quarter. So the first question is regarding crude oil differentials. You reported a lower local marker discount this quarter. So I just wanted to understand what you’re expecting for 2024 in that regard.

Jaime Caballero

Chief Financial Officer

Hi Roman, this is Jaime. What we’re seeing in terms of our differentials, they’re actually pretty much stabilizing, I would say, around the 10-year averages. Vasconia has been gravitating in the $4 to $6 range. I think we closed the quarter at $4.9 at discount. Oriente is at $8.6 per barrel, also kind of close to the $7.8 per barrel kind of average over the last 10 years. So pretty stable.

Overall, what I would say in terms of the market is it’s been a positive market. Year-to-date, headline Brent price, it’s around $81 a barrel. When you look at kind of general trends and directions what we’re seeing is that the supply and demand are both growing at pace. So it provides for a good margin environment for what’s occurring now. That’s generally what we’re seeing. Thank you, Roman.

Roman Rossi

Canaccord Genuity

Great. And the second question is regarding the Dutch offer you just announced. Are you expecting to initiate and complete in the first quarter of 2024? Or are you assuming that you will have some of this during the second quarter of the year?

Jaime Caballero

Chief Financial Officer

Yes. Thank you, Roman. The Dutch Auction, I think the overall context was provided by Andrés in his opening remarks. In terms of the execution, what we are seeing is that we’re going to initiate it in the next few weeks. I think there’s some time dependencies around that. We need to have that open for a 20-day - business day - period. So that probably means that the execution of the Dutch Auction is going to be completed around mid-April, mid-to late April. That’s what we would expect. So that’s the time frame that we’re operating with at the time.

Operator

We have a question from the webcast from Daniel Guardiola at BTG Pactual.

Daniel Guardiola

BTG Pactual

Two questions from my end. Can you share with us what is the declining rate of LLA34. And how do you foresee CPO-5 evolving?

Martin Terrado

Chief Operating Officer

Good morning Daniel, this is Martin Terrado again. If we talk about Llanos 34 and the decline for 2024, we basically see flat production on that field. The base production decline is around 20% to 25%. But with the activity that we got going on with 2 rigs drilling horizontal wells, injector wells and some vertical wells plus some conversions on water injection, our view is that we’re going to stay flat throughout the year for Llanos 34.

Talking about CPO-5, we’re excited about the well that is coming Indico-3. It’s a well that is a development well, the last development well of the Indico. Indico continues to be very flat and good production. All the wells are flowing naturally, around 23,000 barrels of oil gross. In this well we expect order of magnitude something similar to the previous wells. So that’s the short term that we got.

The rig will continue throughout the year. As we mentioned on the previous question, from the well Indico-3, we’re going to go back to the Halcon, Perico area and drill Cisne and then after that we will drill an exploration well called Lark followed by some additional appraisals in Cante Flamenco and then based on the results we continue to have some additional drilling in the continuation of Jacana, Tigana.

Daniel Guardiola

BTG Pactual

Are you actively looking at the assets that Exxon is disposing in Vaca Muerta in Argentina? The next question, can you confirm what is the expected capital return yield for 2024 combining dividends, regular buyback and the extraordinary buyback of $50 million?

Andres Ocampo

Chief Executive Officer

Thank you, Daniel. Yes, I mean, as you know, we have an active portfolio of opportunities that we’re looking at throughout Latin America. Vaca Muerta is probably the most, or one of the most, attractive onshore oil plays in the region, one of the most underdeveloped ones. So obviously, looking at opportunities in a place like that is important for us, and we’re actively looking at ideas there. And yes, that’s one of them. It sounds like an interesting opportunity for a company like us.

Jaime Caballero

Chief Financial Officer

Daniel, with regards to yield, currently, given our dividend, our expected dividend distribution, we’re talking about a yield that’s around 7%. When you consider the continuity of that through the course of the year and buybacks, the Dutch Auction that we recently announced and obviously subject to stock performance throughout the year, what we would be anticipating is a yield that may end up being in the 13% to 15% type range. That’s what we would expect.

Obviously, contingent on stock price performance throughout the year and how these buybacks perform.

Operator

It appears we have no further questions. I’ll now hand back to Andrés for any closing comments.

Andres Ocampo

Chief Executive Officer

Thank you, everybody, for your interest in GeoPark and your support. We’re always here to answer any questions you may have. So please feel free to reach out, and we encourage you to visit our field and our operations or call us any time for further information. Thank you, and have a good day.

Operator

Thank you. This now concludes today's call. Thank you all for joining. You may now disconnect your lines.